UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Ohr Pharmaceutical, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67778H200
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67778H200

1	NAME OF REPORTING PERSON South Ferry #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,401,1471
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,401,1471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,1471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON PN

1 Includes 303,179 shares of Common Stock issuable upon exercise of currently exercisable warrants.  See Item 4 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 67778H200

1	NAME OF REPORTING PERSON WM Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 84,788
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 84,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 67778H200

1	NAME OF REPORTING PERSON Aaron Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 125,0021
	6	SHARED VOTING POWER 1,401,1472
	7	SOLE DISPOSITIVE POWER 125,0021
	8	SHARED DISPOSITIVE POWER 1,401,1472
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,1491, 2
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IN

1 Includes 84,788 shares of Common Stock held by WM Group Holdings, LLC and 26,943 shares of Common Stock issuable upon exercise of currently exercisable warrants.  See Item 4 for a full description of the Reporting Person’s beneficial ownership.

2 Includes 303,179 shares of Common Stock issuable upon exercise of currently exercisable warrants.  See Item 4 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 67778H200

1	NAME OF REPORTING PERSON Abraham Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,401,1471
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,401,1471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,1471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

1 Includes 303,179 shares of Common Stock issuable upon exercise of currently exercisable warrants.  See Item 4 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 67778H200

1	NAME OF REPORTING PERSON Morris Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,401,1471
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,401,1471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,1471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

1 Includes 303,179 shares of Common Stock issuable upon exercise of currently exercisable warrants.  See Item 4 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 67778H200

Item 1(a).	Name of Issuer:

Ohr Pharmaceutical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Third Avenue, 11th Floor
New York, New York 10022

Item 2(a).	Name of Person Filing:

This statement is jointly filed by South Ferry #2, L.P., a Delaware limited partnership (“South Ferry”), WM Group Holdings, LLC , a Delaware limited liability company (“WM Group”), Aaron Wolfson, Abraham Wolfson and Morris Wolfson.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Aaron Wolfson is a General Partner of South Ferry and a Manager of WM Group. Abraham Wolfson is a General Partner of South Ferry.  Morris Wolfson is the portfolio manager of South Ferry.  By virtue of these relationships, each of these individuals may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to beneficially own the Shares (as defined below), held by South Ferry, and Aaron Wolfson may be deemed to beneficially own the Shares held by WM Group; however, full voting and dispositive power over the Shares held by South Ferry has been delegated to the portfolio manager.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1 State Street Plaza, 29th Floor, New York, New York 10004.

Item 2(c).	Citizenship:

South Ferry and WM Group are organized under the laws of the State of Delaware.  Each of Abraham Wolfson, Aaron Wolfson and Morris Wolfson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

67778H200

CUSIP NO. 67778H200

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2013.  The percentages reported herein are calculated based upon 19,970,046 Shares outstanding, which is the total number of Shares outstanding as of December 27, 2013 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 27, 2013.

South Ferry

(a)	Amount beneficially owned:

1,401,147 Shares 1

(b)	Percent of class:

7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

CUSIP NO. 67778H200

(ii)	Shared power to vote or to direct the vote

1,401,147 Shares 1

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,401,147 Shares 1

__________________________________________________________________
1 Includes 303,179 Shares issuable upon exercise of currently exercisable warrants.

WM Group

(a)	Amount beneficially owned:

84,788 Shares

(b)	Percent of class:

Less than 1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

84,788 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

84,788 Shares

Aaron Wolfson

(a)	Amount beneficially owned:

1,526,149 Shares 1, 2

CUSIP NO. 67778H200

(b)	Percent of class:

7.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

125,002 Shares 1

(ii)	Shared power to vote or to direct the vote

1,401,147 Shares 2

(iii)	Sole power to dispose or to direct the disposition of

125,002 Shares 1

(iv)	Shared power to dispose or to direct the disposition of

1,401,147 Shares 2

____________________________________________________________________
1 Includes 84,788 Shares held by WM Group and 26,943 Shares issuable upon exercise of currently exercisable warrants.
2 Includes 303,179 Shares issuable upon exercise of currently exercisable warrants.

Abraham Wolfson

(a)	Amount beneficially owned:

1,401,147 Shares 1

(b)	Percent of class:

7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,401,147 Shares 1

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,401,147 Shares 1

_________________________________________________________________
1 Includes 303,179 Shares issuable upon exercise of currently exercisable warrants.

CUSIP NO. 67778H200

Morris Wolfson

(a)	Amount beneficially owned:

1,401,147 Shares 1

(b)	Percent of class:

7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,401,147 Shares 1

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,401,147 Shares 1

_________________________________________________________________
1 Includes 303,179 Shares issuable upon exercise of currently exercisable warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

CUSIP NO. 67778H200

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

CUSIP NO. 67778H200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	SOUTH FERRY #2, L.P.

	By:	/s/ Morris Wolfson
		Name:	Morris Wolfson
		Title:	Portfolio Manager

WM GROUP HOLDINGS, LLC

By:	/s/ Aaron Wolfson
	Name:	Aaron Wolfson
	Title:	Manager

/s/ Aaron Wolfson
AARON WOLFSON

/s/ Abraham Wolfson
ABRAHAM WOLFSON

/s/ Morris Wolfson
MORRIS WOLFSON